                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                            CORVAS INTERNATIONAL INC.

                                (NAME OF ISSUER)

                                  COMMON STOCK

                         (TITLE OF CLASS OF SECURITIES)

                                   221 005 101

                                 (CUSIP NUMBER)

         GINETTE DEPELTEAU, SOFINOV SOCIETE FINANCIERE D'INNOVATION INC.

   1981 MCGILL COLLEGE AVENUE, MONTREAL (QUEBEC), H3A 3C7 TEL.: (514) 847-5901
-------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 20, 1999

                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (howerev, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 15 Pages

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

--------------------------------------------------                             ---------------------------------------------------
CUSIP NO.          221 005 101                                 13D                    PAGE  2   OF   15  PAGES
                                                                                           ----     ----
--------------------------------------------------                             ---------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             SOFINOV SOCIETE FINANCIERE D'INNOVATION INC.
----------------------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                             (a) / /
                                                                                                                           (b) / /
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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*

             WC
----------------------------------------------------------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                / /

----------------------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             MONTREAL (QUEBEC) CANADA
----------------------------------------------------------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER

                                         1,400,000 COMMON SHARES
                             -----------------------------------------------------------------------------------------------------
          NUMBER OF               8      SHARES VOTING POWER
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH             -----------------------------------------------------------------------------------------------------
         REPORTING                9      SOLE DISPOSITIVE POWER
           PERSON
            WITH                         1,400,000 COMMON SHARES
                             -----------------------------------------------------------------------------------------------------
                                 10      SHARES DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,400,000 COMMON SHARES
----------------------------------------------------------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            / /

----------------------------------------------------------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6,63%
----------------------------------------------------------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             CO

----------------------------------------------------------------------------------------------------------------------------------
                                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 1

                  This Amendment No. 1, dated October 20, 1999, to the statement on Schedule 13D filed in hard copies with the Securities and Exchange Commission (the "SEC") on October 20, 1999, is being filed jointly on behalf of Caisse de depot et placement du Quebec ("CDPQ") and by its wholly-owned subsidiary, SOFINOV, Societe financiere d'innovation, inc. ("Sofinov") pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to a Joint Filing Agreement dated October 20, 1999, between CDPQ and Sofinov, a copy of which is attached hereto as Exhibit 1.

                  Because this Amendment No. 1 is the first electronic filing via Edgar, the Schedule 13D is hereby amended and restated as follows:

ITEM 1 - SECURITY AND ISSUER

                  This schedule 13D relates to the Common Stock of Corvas International Inc., "Corvas", a California corporation (the "Company"). The address of the principal executive offices of the Company is 3030 Science Park Road, San Diego, California, 92121.

ITEM 2 - IDENTITY AND BACKGROUND

                  This Schedule 13D is filed jointly on behalf of CDPQ, a corporation without share capital and an agent of the Crown in right of the Province de Quebec, created by a special act of the Legislature of the Province de Quebec, and Sofinov, a legal entity duly incorporated under part 1A of the Companies ACT (Quebec) and a wholly-owned subsidiary of CDPQ, pursuant to Rule 13d-1(f)(1) under the Exchange Act.

                  The principal business address and the principal office address of each of CDPQ and Sofinov is 1981, Avenue McGill College, Suite 1330, Montreal, Quebec, H3A 3C7, Canada. The name, business address, citizenship and present principal occupation of each director and executive officer of CDPQ and Sofinov are set forth on Schedule I.

                  To the best knowledge of CDPQ and Sofinov, none of the persons listed on Schedule I has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  All the funds required to purchase the Initial Shares (as defined below) were obtained from the working capital of Sofinov.

ITEM 4 - PURPOSE OF TRANSACTION

                  Pursuant to a Purchase Agreement (the "Purchase Agreement") dated October 20, 1999, Sofinov acquired beneficial ownership of 1,400,000 shares of Common Stock in a private placement through (i) the purchase of 400,000 new shares of Common Stock (the "Initial Shares") with an exercise price as set forth in Exhibit 2 for an aggregate purchase price of US$1,000,000. (the "Purchase Price").

                  Pursuant to the exercise of certain registration rights granted to Sofinov in connection with the private placement, the Initial Shares was registered for resale by Sofinov on a Registration Statement on Form S-3 which was filed with the SEC within 30 days after the closing date.

                  On October 20, 1999, Sofinov bought 400,000 shares for US$2.50 as set forth on Exhibit 2.

                  Except as specifically set forth in this Item 4, neither CDPQ nor Sofinov has any plans or proposals which relate to or would result in any of the actions or effects set forth in items (a) through (e) of Item 5 of Schedule 13D, although either of them may develop such plans or proposals.

                  CDPQ and Sofinov intend to review on a continuing basis their investment in the Company. As of the date of this Schedule 13D, no determination has been made by CDPQ or Sofinov to acquire additional shares of Common Stock or dispose of any shares of Common Stock now held by them, although either of them may decide to so acquire or dispose of shares of Common Stock. Any such determination will depend on market conditions prevailing from time to time and on other conditions which may be applicable depending on the nature of the transaction or transactions involved.

ITEM 5 - INTEREST IN SECURITIES OF ISSUER

                  (a) Sofinov is the direct beneficial owner of 1,400,000 shares of Common Stock (the "Sofinov Shares"). CDPQ may be deemed to be the indirect, beneficial owner of the Sofinov Shares. The Sofinov Shares represent approximately 6,63% of the 21,106,269 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the company, plus the Warrant Shares.

                  (b) CDPQ has the power to vote and dispose of the Sofinov Shares.

                  (c) Except as set forth in this Schedule 13D, none of CDPQ, Sofinov or, to the best knowledge of CDPQ or Sofinov, any person named on
Schedule I hereto, owns any shares of the Company's Common Stock, and none has purchased or sold any shares of the Company's Common Stock during the past 60 days.

                  (d) Except as set forth in this Schedule 13D, no person is known by CDPQ or Sofinov to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company beneficially owned by CDPQ and Sofinov.

                  (e)      Not applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

                  1. Joint Filing Agreement dated October 20, 1999 by and
                     between Sofinov and CDPQ.

                  2. Joint Filing Table of Purchase of Corvas International
                     Inc..

SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 20, 1999

SOFINOV SOCIETE FINANCIERE D'INNOVATION INC.

By:
   ------------------------------------------
     Name:  Ginette Depelteau
     Title:    Corporate Secretary

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC.

By:
   ------------------------------------------
     Name:  Ginette Depelteau
     Title:    General Secretary - Director

                                   SCHEDULE I

               LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SOFINOV

DIRECTORS                      BUSINESS ADDRESS                                     PRINCIPAL
                                                                                   OCCUPATION
Jean-Claude Scraire            Caisse de depot et placement du Quebec              Chairman
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Line Boisvert                  Caisse de depot et placement du Quebec              Director and
                               1981, Avenue McGill College                         Portfolio Manager
                               Montreal (Quebec) H3A 3C7

Jacques M. Brault              Levesque Beaubien Geoffrion Inc.                    Senior
                               1155, Metcalfe, 5e etage                            Vice-President
                               Montreal, (Qubec) H3B 4S9

Denis Dionne                   SOFINOV, Societe financiere d'innovation, inc.      President
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Claude Lajeunesse              Ryerson Polytechnic University                      President and Vice
                               350, Victoria Street                                Chancellor
                               Toronto (Ontario) H2M 2V1

Serge Martin                   Martin International                                President
                               500, Place d'Armes, Suite 2910
                               Montreal, (Qubec) H2Y 2W2

Guy Morneau                    Regie des rentes du Quebec                          Chairman of the
                               2600 boul. Laurieir, bureau 546                     Board and President
                               Qubec (Qubec) G1V 4T3

Normand Provost                Caisse de depot et placement du Quebec              Vice-President
                               1981, Avenue McGill College                         Coordinator
                               Montreal (Quebec) H3A 3C7


                                       7

                                   SCHEDULE 1

               LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF SOFINOV

DIRECTORS                      BUSINESS ADDRESS                                     PRINCIPAL
                                                                                   OCCUPATION

Jean-Claude Scraire            Caisse de depot et placement du Quebec              Chairman
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Denis Dionne                   SOFINOV, Societe financiere d'innovation, inc.      President
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Pierre Pharand                 SOFINOV, Societe financiere d'innovation, inc.      Vice-President
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7

Bertrand Lauzon                Caisse de depot et placement du Quebec              Vice-President,
                               1981, Avenue McGill College                         Finance and Control
                               Montreal (Quebec) H3A 3C7

Ginette Depelteau              Caisse de depot et placement du Quebec              Secretary
                               1981, Avenue McGill College
                               Montreal (Quebec) H3A 3C7


                                       8

                                   SCHEDULE 1

                LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF CDPQ

DIRECTORS                      BUSINESS ADDRESS                                     PRINCIPAL
                                                                                   OCCUPATION
Jean-Claude Scraire            Caisse de depot et placement du Quebec              Chairman
                               1981, avenue McGill College
                               Montreal (Quebec) H3A 3C7

Guy Morneau                    Regie des rentes du Quebec                          Chairman of the Board
                               2600, boul. Laurier, bureau 546                     and President
                               Quebec (Quebec)  G1V 4T3

Jean-Claude Bachand            Byers Casgrain                                      Lawyer
                               1, Place Ville-Marie
                               Bureau 3900
                               Montreal (Quebec) H3B 4M7

Claude Beland                  La Confederation des Caisses populaires et          President
                               d'economie Desjardins du Quebec
                               100, avenue des Commandeurs
                               Levis (Quebec) G6V 7N5

Luc Bessette                   Commission administrative des regimes               President
                               de retraite et d'assurances
                               475, rue Saint-Amable
                               Quebec (Quebec)  G1R 5X3

Rodrigue Biron                 Rodrigue Biron & Associes
                               305, chemin de la Place St-Laurent
                               St-Augustin-de-Desmaures
                               Cap-Rouge (Quebec)  G1Y 3G9

Yves Filion                    Hydro-Quebec                                        Deputy Chief
                               75, boul. Rene-Levesque Ouest                       Executive Officer
                               Montreal (Quebec)                                   and Chief Financial
                               H2Z 1A4                                             Officer

Jean-Yves Gagnon               Societe de l'assurance automobile du Quebec         General Manager
                               333, boul. Jean-Lesage
                               Quebec (Quebec)  G1K 8J6


                                       9

                                   SCHEDULE 1

                LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF CDPQ

DIRECTORS                      BUSINESS ADDRESS                                     PRINCIPAL
                                                                                   OCCUPATION
Henri Masse                    Federation des travailleurs et travailleuses du     President
                               Quebec
                               545, boul. Cremazie Est, 17e etage
                               Montreal, (Quebec) H2M 2V1

Gilles Godbout                 Ministere des Finances                              Deputy Minister
                               12, rue St-Louis
                               Quebec (Quebec) G1R 5L3

Thomas O. Hecht                Technologies IBEX Inc.                              Chairman Emeritus
                               5485, rue Pare
                               Montreal (Quebec)  H4P 1P7

Gerald Larose                  Confederation des syndicats nationaux
                               1601, rue Delorimier
                               Montreal (Quebec) H2K 4M5

Nicole Trudeau                 Commission municipale du Quebec                     Vice-President
                               2, Complexe Desjardins
                               Suite 3100, East Tower
                               Montreal (Quebec) H5B 1B2


                                       10

                                   SCHEDULE 1

                LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF CDPQ

DIRECTORS                      BUSINESS ADDRESS                                     PRINCIPAL
                                                                                   OCCUPATION
Jean-Claude Scraire            Caisse de depot et placement du Quebec              Chairman
                               1981, avenue McGill College
                               Montreal (Quebec) H3A 3C7

Fernand Perreault              Same                                                Senior Vice-president
                                                                                   Caisse Real Estate Group
                                                                                   and Mortgage Investments

Michel Nadeau                  Same                                                Senior Vice-president
                                                                                   Investment Planning and
                                                                                   Strategic Affairs

Ginette Depelteau              Same                                                General  Secretary -
                                                                                   Director

                                  EXHIBIT INDEX
                                 ----------------
EXHIBIT

1.     Joint Filing Agreement dated October 20, 1999 by and between Sofinov and
       CDPQ.

2.     Joint Filing Table of Purchases of Corvas International Inc..

                                    EXHIBIT 1

                                    AGREEMENT

                  The undersigned hereby agree that this statement on Schedule 13D with respect to beneficial ownership of shares of common stock of Corvas International inc. is filed jointly, on behalf of each of them.

Dated:   October 20, 1999

SOFINOV, SOCIETE FINANCIERE D'INNOVATION, INC.

By:
   --------------------------------------------
      Name:      Denis Dionne
      Title:     President

By:
   --------------------------------------------
     Name:        Ginette Depelteau
     Title:       Corporate Secretary

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC.

By:
   --------------------------------------------
     Name:        Michel Nadeau
     Title:       Senior Vice-president
                  Investment Planning and Strategic Affairs

By:
   --------------------------------------------
     Name:        Ginette Depelteau
     Title:       General Secretary - Director

                                    EXHIBIT 2

-------------------------------------------------------------------------------
                              TABLE OF PURCHASES OF
                        CORVAS INTERNATIONAL INC. SHARES
                         EFFECTED BY PRIVATE INVESTMENT
-------------------------------------------------------------------------------

                                    PURCHASES
-------------------------------------------------------------------------------
                                        PRICE PER SHARE      PRICE PER SHARE
DATE                NUMBER OF SHARES     IN CANADIAN         IN U.S. DOLLARS
-----              -----------------       DOLLARS
OCTOBER 20, 1999     400,000                3,72                   2,50